# AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Amended and Restated Limited Liability Company Agreement (this "**Agreement**") of Ronald Isley Liquid Gold LLC, a Missouri limited liability company (the "**Company**"), is entered into as of December 9th, 2025 by and among the Company, the Members set forth in Members Schedule and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**") and amends and restates the Limited Liability Company Agreement of the Company, dated as of August 26, 2023 (the "**Original Agreement**"). Unless otherwise noted or defined elsewhere in this Agreement, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in Article X.

## ARTICLE I
## Organizational Matters

Section 1.01 Name. The name of the Company is Ronald Isley Liquid Gold LLC.

Section 1.02 Principal Office. The principal office of the Company is located at [100 Chesterfield Business Pkwy, Chesterfield, Missouri 63005], or such other location as may from time to time be determined by the Board. The Board shall give prompt notice of any such change to each of the Members.

Section 1.03 Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Missouri shall be that office and Person named in the Articles of Organization or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Board may designate from time to time in the manner provided by the Missouri Act and Applicable Law.

Section 1.04 Purpose; Powers. The purposes of the Company are to (i) directly or indirectly, produce, market, promote and/or sell beverage products, (ii) engage in any lawful act or activity for which limited liability companies may be formed under the Missouri Act and (iii) engage in any and all activities necessary or incidental thereto. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Missouri Act.

Section 1.05 Term. The term of the Company commenced on the date and time the Articles of Organization were filed with the Secretary of State of the State of Missouri and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06 No State Law Partnership. No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venture of or with any other Member, for any purposes other than federal and state tax purposes.

## ARTICLE II
## Members

Section 2.01 Members. The names, mailing addresses, and Membership Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Board shall maintain and update the Members Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

Section 2.02 Capital Contributions; Capital Accounts; No Withdrawals.

(a) The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**"). No Member is required to make Capital Contributions to the Company beyond its initial Capital Contributions.

(b) The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with the provisions of Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Capital Account shall be (i) credited by such Member's Capital Contributions to the Company and any profits allocated to such Member in accordance with Section 4.01 and (ii) debited by any distributions to such Member pursuant to Section 5.01(a) and any losses allocated to such Member in accordance with Section 4.01. For purposes of maintaining the Members' Capital Accounts, profits and losses shall be determined in accordance with Treasury Regulation Section 1.704-1(b). The Capital Accounts shall be adjusted by the Board upon the occurrence of an event described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) in the manner described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) and (g) if the Board determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. In the event of a Transfer of any Membership Interest in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred Membership Interest.

(c) No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03 Admission of Additional Members.

(a) Additional Members may be admitted from time to time in connection with (i) the issuance of Membership Interests by the Company, or (ii) a Transfer of Membership Interests, subject to compliance with the provisions of Article VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a Permitted Transfer) of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking, subscription agreement or joinder agreement substantially in such form as is approved by the Board. Upon the amendment of the Members Schedule by the Board and the satisfaction of any other applicable conditions, including, if a condition, the

receipt by the Company of payment for the issuance of the applicable Membership Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Membership Interests. The Board shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 2.02.

Section 2.04 No Withdrawal; Withdrawal of Member.

(a) So long as a Member continues to hold any Membership Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Membership Interests, such Person shall no longer be a Member. The holders of a majority of the Membership Interests may elect to require a Member to withdraw ("**Involuntary Withdrawal**") if such Member has: (i) been convicted of criminal charges of embezzlement or misappropriation of funds, or fraud, or has been convicted of or entered a plea of guilty or nolo contendere to any other crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, in each case, whether or not related to the Company, or (ii) voluntarily or involuntarily entered bankruptcy or insolvency proceedings and such proceedings have not been terminated within sixty (60) days.

(b) The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members.

(c) Subject to the terms of this Agreement, upon the death, permanent disability, or Involuntary Withdrawal of a Member (each, a "**Triggering Event**"), the Company shall have the right, but not the obligation, for sixty (60) days after notice of the Triggering Event, to purchase all (but not less than all) of such Member's Membership Interest. To the extent not purchased by the Company, the Members (other than the affected Member) shall have a pro rata right to purchase any remaining amount for an additional thirty (30) days. The purchase price shall equal the fair market value of the subject interest as determined by an independent third-party appraiser selected by the Board. Closing shall occur within ninety (90) days after final price determination. If the purchase rights are not exercised in full, the Membership Interest of the affected Member shall be automatically Transferred to such affected Member's Permitted Transferees; provided, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

**Commented [JF1]:** Should this be defined? From prior OA

Section 2.05 Certification of Membership Interests. The Membership Interests shall be uncertificated.

Section 2.06 Meetings.

(a) Meetings of the Members may be called by (i) the Board or (ii) any Member or Members holding 50% or more of the Membership Interests.

(b) Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the

meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member, by or at the direction of the Board or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, as the Board or the Member(s) calling the meeting may designate in the notice for such meeting.

(c) Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided*, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) A quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding at least 50% of the Membership Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g) Subject to Section 2.07, Section 11.09, and any other provision of this Agreement or the Missouri Act requiring the vote, consent, or approval of a different percentage of the Membership Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Membership Interests.

Section 2.07 Action Without Meeting. Notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes. A record shall be maintained by the Board of each such action taken by written consent of a Member or Members.

Section 2.08 Member Fiduciary Duties. In their capacity solely as Members, the Members owe no fiduciary duties to the Company or any Member. To the extent not limited by the Missouri Act, fiduciary duties (if any) are owed by the Board and duly appointed Officers,

and the exculpation and indemnification provisions of this Agreement apply to the fullest extent permitted by the Missouri Act.

## ARTICLE III
## Management

Section 3.01 Establishment and Authority of the Board. A board of managers of the Company (the "**Board**") is hereby established and shall be comprised of natural Persons (each such Person, a "**Manager**") who shall be appointed in accordance with the provisions of Section 3.02 and constitute the "managers" (as that term is defined in the Missouri Act) of the Company. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority, and discretion for, on behalf of, and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, to exercise any rights and powers granted to the Company under this Agreement, and to exercise all power and authority vested in managers under the Missouri Act, in each case subject only to the terms of this Agreement. No Manager, acting in such Manager's capacity as such, shall have any authority to bind the Company with respect to any matter except pursuant to a resolution authorizing such action that is duly adopted by the Board by the affirmative vote required with respect to such matter pursuant to this Agreement

Section 3.02 Board Composition.

(a) The Company and the Members shall take such actions as may be required to ensure that the number of managers constituting the Board is at all times 4. The Board shall be comprised (and the Company and the Members shall take all such necessary actions, including voting all of such Member's Units, so that the Board is comprised) as follows:

(i) Ronald Isley

(ii) Kandy Isley

(iii) Harold Lewis

(iv) Joseph White

(v)

Section 3.03 Removal; Resignation.

(a) The Members entitled to designate a Manager pursuant to Section 3.02(a) may remove such Manager at any time with or without cause, effective upon written notice to the other Members.

(b) In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation, or removal of a Manager, the Members that were initially entitled to designate such Manager pursuant to Section 3.02(a) shall have the exclusive

right to designate an individual to fill such vacancy and the Company and each Member hereby agrees to take such actions as may be required to ensure the election or appointment of any such designee to fill such vacancy on the Board.

(a) A Manager may resign at any time from the Board by delivering such Manager's written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

Section 3.04 Meetings of the Board.

(a) The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, at the offices of the Company, or such other place (either within or outside the State of Missouri) as may be determined from time to time by the Board. Written notice of each regular meeting of the Board shall be given to each Manager at least [seventy-two (72) hours] prior to each such meeting.

(b) Special meetings of the Board shall be held on the call of any [NUMBER] Managers upon at least [five (5)] days' written notice (if the meeting is to be held in person) or [one (1) day's] written notice (if the meeting is to be held by telephone communications or video conference) to the Managers, or upon such shorter notice as may be approved by all the Managers. Any Manager may waive such notice as to themselves.

(c) Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

Section 3.05 Quorum; Manner of Acting.

(a) The presence of at least [a majority] of the Managers serving on the Board in person or by proxy shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b) Any Manager may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. A Manager may vote or be present at a meeting either in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law.

(c) Each Manager shall have one vote on all matters submitted to the Board or any committee thereof. Except as specifically provided otherwise in this Agreement, with respect to any matter before the Board, the affirmative act of at least [a majority] of the Managers in attendance at any meeting of the Board at which a quorum is present shall be the act of the Board.

Section 3.06 Action by Written Consent. Notwithstanding the provisions of Sections 3.04 and 3.05, any action required or permitted to be taken by the Board may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed unanimously by all the Managers. Any such consent shall have the same force and effect as a vote at a meeting of the Board where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State.

Section 3.07 Officers. The Board may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Member or Manager. Any individual may hold two or more offices of the Company. Each Officer shall hold office until such Officer's successor is designated by the Board or until such Officer's earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board (acting by at least a [majority] vote of all Managers other than the Officer being considered for removal, if a Manager) with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Board.

Section 3.08 Confidentiality.

(a) Each Member and each Manager acknowledges that during the term of this Agreement, they will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company, and their Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating

practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member and the Board acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member or the Board is subject, no Member or the Board shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing his investment in the Company or performing his duties as a Board, Officer, employee, consultant, or other service provider of the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during his association with the Company or thereafter, any Confidential Information of which such Member or Board is or becomes aware. Each Member and Board in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b) Nothing contained in this Section shall prevent any Member or Board from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member or Board; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Membership Interests from such Member, as long as such Transferee agrees to be bound by the provisions of this Section as if a Member; provided, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of this Section shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member or a Manager in violation of this Agreement; (ii) is or becomes available to a Member or Board or any of its representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its representatives on a non-confidential basis from a source other than the Company, any other Member or the Board or any of their respective Representatives; provided, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its representatives.

Section 3.09 Company Operating Expenses; Organizational Expenses.

(a) The Company, and not any individual Member(s), will be responsible for all expenses of the Company, including third-party fees and expenses incurred by the Board in operating the Company, including, without limitation, taxes, fees and expenses for outside counsel, auditors and consultants, costs and expenses of any litigation involving the Company, and the amount of any judgments or settlements paid in connection therewith.

Section 3.10 No Personal Liability. Except as otherwise provided in the Missouri Act, by Applicable Law, or expressly in this Agreement, no Manager or Officer will be obligated personally for any debt, obligation, or liability of the Company or any Company Subsidiary, whether arising in contract, tort, or otherwise, solely by reason of being a Manager or Officer.

Section 3.11 Fiduciary Duties of the Board and Officers.

(a) Except to the extent otherwise provided herein, each Manager and Officer shall have a fiduciary duty of loyalty and care similar to that of managers of business corporations organized under the laws of Missouri. The Managers' and Officers' fiduciary duties of loyalty and care are to the Company and not to the other Managers or other Officers. The Managers and Officers shall owe fiduciary duties of disclosure, good faith and fair dealing to the Company.

(b) The Managers and Officers shall refrain from dealing with the Company in the conduct of the Company's affairs as or on behalf of a party having an interest adverse to the Company or competing with the Company unless a majority of the Board of Managers, excluding the interested Manager, consents thereto.

Section 3.12 Reliance on Reports. In discharging the Manager's or Officer's duties, a Manager or Officer is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

(a) One or more Members, Managers, or employees of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;

(b) Legal counsel, public accountants, or other persons as to matters the Manager reasonably believes are within the persons' professional or expert competence;

(c) A committee of Members or Managers of which the affected Manager is not a participant, if the Manager reasonably believes the committee merits confidence.

## ARTICLE IV
## Allocations

Section 4.01 Allocation of Profits and Losses.

(a) The Company's profits and losses for each Fiscal Year will be allocated among the Members in accordance with their Units.

(b) Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Membership Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

(d) All items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members for federal, state, and local income tax purposes consistent with the manner that the corresponding items are allocated among the Members pursuant to this section, except as may otherwise be provided herein or under the Code.

## ARTICLE V
## Distributions

Section 5.01 Distributions.

(a) Distributions of available cash shall be made to the Members at the times and in the aggregate amounts determined by the Board, in the Board's sole and absolute discretion. Such distributions shall be paid to the Members, after payment of expenses and funding of reserves, in the following manner:

(i) First, to the Members in proportion to their respective unreturned cash Capital Contributions until such unreturned cash Capital Contributions equal zero;

(ii) Thereafter, to the Members in proportion to their respective holding of Units.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 347.109 of the Missouri Act or other Applicable Law.

## ARTICLE VI
## Transfers

Section 6.01 General Restrictions on Transfer.

(a) Except as permitted pursuant to Section 6.02, no Member shall directly or indirectly Transfer all or any portion of its Membership Interest in the Company, except with the written consent of Members holding a majority of the Units. No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b) Prior to any Transfer of a Membership Interest that is not a Permitted Transfer, the transferring Member shall deliver a written notice describing the proposed Transfer, price and terms. For a period of thirty (30) days after receipt of such notice, the Company shall have the right, but not the obligation, to purchase all (but not less than all) of the offered interest on the stated terms. To the extent not purchased by the Company, the Members (other than the transferring Member) shall have a pro rata right, based on their respective Membership Interests, to purchase the remaining amount on the same terms during the same thirty (30)-day period. Any interests not so purchased may be transferred to the proposed transferee on terms no more favorable than those offered to the Company and the Members, subject to the other restrictions of this Agreement.

(c) Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d) For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02 Permitted Transfers. The provisions of Section 6.01(a) shall not apply to any Transfer by any Member of all or any portion of its Membership Interest to any of the following (each, a "**Permitted Transferee**" and, any such Transfer to a Permitted Transferee, a "**Permitted Transfer**"):

(a) Any controlled Affiliate of such Member; or

(b) (i) Such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the spouses of each such natural persons (collectively, "**Family Members**"); (ii) a trust under which the distribution of Membership Interests may be made only to such Member and/or any Family Member of such Member; (iii) a charitable remainder trust, the income from which will be paid to such Member during his life;

(iv) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Member and/or Family Members of such Member; or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries; provided that with respect to any Transfer pursuant to clauses (i)-(iv), the initial transferring Member must continue to at all times exercise sole voting and other control over the transferred Membership Interest.

## ARTICLE VII
## No Personal Liability; Indemnification and Exculpation

Section 7.01 No Personal Liability: Members; Board.

(a) Except as otherwise provided in the Missouri Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b) Except as otherwise provided in the Missouri Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02 Indemnification; Exculpation.

(a) To the fullest extent permitted under the Missouri Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of reasonable expenses from the Company for and against any loss, damage, claim, or expense (including reasonable attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided out of and to the extent of the Company assets only, and neither any Member or any other Person shall have any personal liability to contribute to such indemnity by the Company; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute gross negligence, fraud, willful violation of law, willful misconduct or a breach of the provisions of this Agreement.

(b) A Covered Person shall not be liable to the Company or the other Members with respect to any act or omission for which they are entitled to be indemnified as described above.

(c) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Company shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or

defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02, provided that the consent of the Board shall be required for advance of expenses incurred by a Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding brought by or on behalf of one or more of the Members against a Covered Person.

(d) This Section 7.02 shall not extend to any Losses claimed by a Covered Person in connection with any proceeding brought by a Covered Person that challenges a termination by the Company for Cause or asserts that a termination for Good Reason has occurred.

(e) For purposes of this Section 7.02, "**Covered Person**" means (i) each Member; (ii) each Manager of the Company; and (iii) each Officer of the Company; and (iv) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

Section 7.03 Insurance. To the fullest extent permitted by the Missouri Act, the Company may purchase and maintain insurance on behalf of any Person who is or was a Manager, member of the Board, Officer or agent of the Company, against any liability asserted against such Person and incurred by such Person in any such capacity or arising out of such Person's status as such, whether or not the Company would have the power to indemnify such Person against such liability under this Agreement or the Missouri Act.

## ARTICLE VIII
## Accounting and Tax Matters

Section 8.01 Inspection Rights. The Board shall maintain the true, accurate and complete books and records of the Company at the Company's office. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof.

Section 8.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for US, federal, state, and local income tax purposes. Neither the Board nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03 Tax Matters Representative.

(a) Appointment; Resignation. The Members hereby appoint [__________] as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Tax Matters Representative**"). The Tax Matters Representative can be removed at any time by a vote of Members holding a majority of the Units of the Company, and shall resign if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the Units of the Company shall appoint a new Tax Matters Representative.

**Commented [JF2]:** complete

(b) Tax Examinations and Audits. The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Tax Matters Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Section 754 Election. The Tax Matters Representative will make an election under Section 754 of the Code, if requested in writing by Members holding a majority of the outstanding Units.

(e) Indemnification. The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04 Tax Returns.

(a) At the expense of the Company, the Board will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Board will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b) Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

## ARTICLE IX
## Dissolution and Liquidation

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by holders of a majority of the Units;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c) The entry of a decree of judicial dissolution under Section 347.143 of the Missouri Act.

Section 9.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Articles of Termination shall have been filed with the Missouri Secretary of State.

Section 9.03 Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Missouri Act and the following provisions:

(a) The Board, or another Person selected by the Board, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Board to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04 Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Missouri Act.

## ARTICLE X
## Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a) "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "**control**" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "**controlling**" and "**controlled**" shall have correlative meanings.

(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Articles of Organization**" means the articles of organization filed with the Missouri Secretary of State on 04/06/2023

(d) "**Board**" means the Board of Managers of the Company.

(e) "**Code**" means the Internal Revenue Code of 1986, as amended.

(f) "**Missouri Act**" means the Missouri Limited Liability Company Act, RSMo Chapter 347, as amended and any successor statute, as it may be amended from time to time.

(g) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(h) "**Equity Securities**" means any and all Membership Interests of the Company and any securities of the Company convertible into, exchangeable for, or exercisable

for, such Membership Interests, including, without limitation, any warrants or other rights to acquire such Membership Interests.

(i) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(j) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(k) "**Involuntary Withdraw**" has the meaning set forth in Section 2.04(a).

(l) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(m) "**Manager**" means an individual serving on the Board.

(n) "**Membership Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Missouri Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Missouri Act.

(o) "**Officers**" has the meaning set forth in Section 3.07.

(p) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(q) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests or any interest (including a beneficial interest) therein. For the avoidance of doubt, the term "or indirectly" as used above is intended to include one or more Transfers of equity or other ownership interests in entities which directly or indirectly own a Membership Interest. "**Transfer**" when used as a noun shall have a correlative meaning.

(r) "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(s) "**Triggering Events**" has the meaning set forth in Section 2.04(c).

(t) "**Units**" unless otherwise specified means the units of Membership Interest.

**ARTICLE XI**
**Miscellaneous**

Section 11.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Missouri, without giving effect to any choice or conflict of law provision or rule (whether of the State of Missouri or any jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought exclusively in the federal courts of the United States of America or the courts of the State of Missouri, in each case located in the City of [CITY] and [COUNTY] of Missouri. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Mediation. Except for actions seeking temporary, preliminary, or permanent injunctive relief or other equitable remedies, no party may commence any lawsuit or proceeding arising out of or relating to this Agreement until it has first complied with this Section 11.03. A party shall give written notice briefly describing the dispute. Representatives shall confer within 10 days after the notice. If not resolved within 20 days after the notice, the parties shall mediate. The parties shall agree on a mediator within 10 days after the decision to mediate. If they cannot agree, either party may ask a court described in Section 11.02 to appoint a mediator. The mediation shall be held in the same city and county stated in Section 11.02, with the first session held within 30 days after the mediator is selected, or as soon thereafter as the mediator can schedule. Each party shall participate in at least one non-binding session. Each party shall attend with a representative who has authority to settle. Mediation communications and materials are confidential to the extent permitted by law and are not admissible in evidence. The parties shall share the mediator's fees and administrative costs equally and bear their own other expenses, including attorneys' fees. Any limitation period is tolled from the date of the initial notice until the earliest of: (i) a signed settlement; (ii) a written statement from the mediator that no agreement is likely; or (iii) 30 days after the first mediation session, unless the parties agree in writing to extend.

Section 11.04 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.05 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this

Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.01 shall diminish the waiver described in Section 11.04.

Section 11.06 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand, (b) when received by the addressee if sent by a nationally recognized overnight courier, or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the address listed in the Members Schedule (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.06)

Section 11.07 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Membership Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.08 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.09 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.10 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding a majority of the Membership Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, this Agreement may not be amended or modified in a manner that disproportionately materially and adversely affects one Member or class of Members, or that modifies or amends Article V of this Agreement, without the consent of the affected Member or class of Members. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Board.

Section 11.11 Independent Counsel. All Members entering into this Agreement have been advised of their right to seek the advice of independent legal counsel before signing this

Agreement. All Members and each of them have entered into this Agreement freely and voluntarily and without any coercion or duress.

Section 11.12 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.14 Entire Agreement. This Agreement, together with the Articles of Organization and all related exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter, including, without limitation, the Original Agreement.

Section 11.15 No Third-Party Beneficiaries. Except as provided in Article VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

**IN WITNESS WHEREOF**, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

**The Company:**

RONALD ISLEY LIQUID GOLD LLC, a Missouri limited liability company

Signed by:

By: ______________________

Kandy Isley, Manager/CEO

[Counterpart signature page to Amended and Restated Operating Agreement of Ronald Isley Liquid Gold LLC]

MEMBER: Ronald Isley

DocuSigned by:

By: Ronald Isley
D8792905686B451...

Name:

Title:

MEMBER: Kandy Isley

Signed by:

By: Kandy Isley
9BD1BB152EC443D...

Name:

Title:

MEMBER: Harold Lewis

DocuSigned by:

By: [signature]
E0C57BD6F8CE4CE...

Name:

Title:

MEMBER: Joseph White

DocuSigned by:

By: Joe White
DC877FE5CE6441A...

Name:

Title:

MEMBERS SCHEDULE

| Member Name, Address, and Email | Capital Contribution | Membership Interest |
| --- | --- | --- |
| Ronald Isley 40% | | |
| Kandy Isley 30% | | |
| Joseph White 05% | | |
| Harold Lewis 05% | | |